





yes yes yes YES yes

YES

IT ALL STARTS WITH **yes**



First Hawaiian, Inc.

2024 ANNUAL REPORT

TABLE OF CONTENTS



First Hawaiian, Inc.

First Hawaiian, Inc. (NASDAQ: FHB) is a bank holding company headquartered in Honolulu, Hawai'i. Its principal subsidiary, First Hawaiian Bank, was founded in 1858 as Bishop & Co., and is Hawai'i's largest financial institution with assets of $23.8 billion as of December 31, 2024. The bank has branch locations throughout Hawai'i, Guam and Saipan. The bank offers a comprehensive suite of banking services to consumer and commercial customers including deposit products, loans, wealth management, insurance, trust, retirement planning, credit card and merchant processing services. Customers may also access their accounts through ATMs, online, and mobile banking channels. For more information about First Hawaiian, Inc., visit fhb.com.





IT ALL STARTS WITH

yes

"Yes" is a promise at First Hawaiian Bank that shapes how we serve and connect with our communities. This mindset guides everything we do, whether face-to-face or online, ensuring we always say "Yes" to what matters most—our communities, employees, and customers.



Robert S. Harrison
Chairman, President and CEO

Future of Growth

DEAR FELLOW STOCKHOLDERS,

As we close another year at First Hawaiian Bank, it is my pleasure to share highlights of 2024, a year defined by resilience, innovation, and dedication to our mission of being the premier relationship bank in the communities we serve. We have achieved high levels of performance and productivity while navigating economic uncertainties, embracing change, and achieving milestones that position us for a future of sustainable growth and service excellence.

A YEAR OF PROGRESS AND ADAPTATION

The economic landscape of 2024 presented challenges and opportunities. Rising inflation, fluctuating interest rates, along with increased competition demanded focus and agility.

Locally, Hawai'i's economy demonstrated resilience amid a shifting landscape of economic pressures. The construction sector stood out as a significant economic driver, with private building permit values rising 28.6% through the first 10 months of the year, fueling economic activity and contributing to infrastructure development. Meanwhile, tourism remained stable, with total visitor arrivals increasing slightly by 0.3% compared to 2023. While fluctuations in domestic and international travel patterns occurred, overall visitor expenditures saw only a marginal decline of 0.2%, underscoring the sector's steady contribution to the local economy.

Housing affordability continues to be a challenge with the median price for a single-family home up 6% on O'ahu this year. Additionally, higher insurance premiums and elevated interest rates presented significant headwinds to the housing market and underscored the broader need for strategies to address affordability and accessibility.

The labor market stayed relatively stable, with unemployment at 2.9% as of December 2024, though employment contracted slightly. Inflation was a notable concern, with Honolulu's consumer prices rising 3.5% over the 12 months ending in November 2024, well above the national average of 2.4%. Despite these challenges, the strength of the construction industry and the steadiness of the tourism industry were key factors in Hawai'i's economic resilience.

Amid these conditions, First Hawaiian Bank leveraged its strong capital and liquidity position to grow customer relationships. Our commitment to increasing deposits in a very competitive market was central to our efforts, as we prioritized deepening primary bank relationships and offering competitive, customer-focused solutions. These strategies were complemented by disciplined expense management to ensure the bank remained on solid financial footing.

By year end we delivered a strong financial performance in 2024 while maintaining excellent credit quality:

- $23.8 billion in total assets
- $20.3 billion in deposits
- $14.4 billion in gross loans and leases
- $230 million in net income

This reflects the strength of our diversified portfolio, the effectiveness of our strategic investments, and the dedication of our team in delivering value for our customers and stockholders, reinforcing our position as Hawai'i's #1 bank.

...as we continue to modernize our approach to relationship banking, it was imperative that we ensure our behaviors are focused on learning and performance...

TRANSFORMING FOR TOMORROW

Our strategic plan—introduced in late 2022—continues to guide us as we modernize our approach to relationship banking. Harnessing our data is a cornerstone of our strategy to drive growth across the enterprise. This effort began with our core conversion, which laid a solid foundation for consolidating and streamlining our core data. Building on that, we launched our Enterprise Data and Analytics Platform to organize our data into a single, unified source. By creating this centralized environment, we have empowered our teams with seamless access to accurate, actionable data, enabling faster and more confident decision-making. This capability not only enhances operational efficiency but also allows us to deliver highly personalized and effective service to our customers—faster than ever before.

Investments in digital platforms have further transformed how we serve our customers, improving performance and enabling us to respond to changing market conditions. We have streamlined many of our manual processes, freeing up time to focus on delivering an improved customer experience.

- The transition to Q2 as our new online banking platform has given us the capability to customize our online banking experience and take advantage of market opportunities. With this effort we have launched new digital applications for deposits and CD renewals, making it dramatically easier for customers to manage their accounts remotely. With this upgrade, online banking is now our fastest growing channel in new deposit account openings.

- We launched Salesforce Financial Services Cloud as our new customer relationship management platform (CRM). This has enhanced our ability to utilize data driven insights to deepen relationships. By prioritizing leads and giving us a clearer view of each customer's financial journey, it has helped us provide efficient banking solutions that better align with our customers' banking needs.

- Finally, Zest AI has helped us process credit card applications with remarkable speed and accuracy. The bank has been able to instant decision 95% of qualifying applications received in 2024 representing 55% of total applications,

dramatically improving customer experience. More importantly the platform has expanded our ability to offer credit to a broader group of individuals and has enhanced our ability to stay fully aligned with fair lending guidelines.

These accomplishments reflect our commitment to innovation. By automating manual processes, making smarter use of our data, and deploying platforms that are not only functional but customizable, we are creating a more nimble and efficient organization that can adapt to market conditions quickly and effectively.

ACCOLADES

First Hawaiian Bank collected the following accolades during 2024.

▼ ▼ ▼

Top Ranked Hawai'i Bank in
Forbes **Best Banks of America**

America's Most Cybersecure Banks
Forbes

Hawai'i's Best Places to Work
Hawaii Business Magazine

Best Bank
Honolulu Magazine

Best of Hawai'i West, First Place, Bank Category
West Hawaii Today

Best of Kaua'i, First Place, Bank Category
The Garden Island

EMPOWERING OUR PEOPLE AND SHAPING CULTURE

Our transformation effort has been more than just digital. At the heart of it is our people. In 2024, we launched a "Power of Yes" culture-shaping initiative, aligning our behaviors and strategic drivers with our purpose of creating financial well-being for every generation. This effort is being built on the foundation of our core values of caring, character, and collaboration while fostering a performance-driven and growth-oriented culture of excellence. We have always had a great culture at First Hawaiian Bank, but as we continue to modernize our approach to relationship banking, it was imperative that we ensure our behaviors are focused on learning and performance while creating opportunities for career growth and success.

To do this we also prioritized employee development and are cultivating a workplace where everyone feels purposeful, valued, and engaged. We are introducing new training programs, leadership initiatives, and resources. These initiatives are built to ensure that our people are equipped and ready to succeed in this evolving landscape.

- We have implemented tools like LinkedIn Learning where employees can actively use the platform to gain new knowledge and skills.
- We have invested in Employee Resource Groups (ERGs). These groups create a forum for employees to share their knowledge, experiences, and perspectives, creating a more inclusive and connected workplace.
- We continue to enhance our leadership development programs as well, which have been instrumental in developing talent across the bank.

PHILANTHROPIC AND COMMUNITY EFFORTS

Supporting the communities we serve continues to be a core tenant of the bank's culture, and FHB continues to be one of the most charitable organizations in Hawai'i. The giving goes beyond our foundation, and not only includes countless volunteer hours, but also support through our Kōkua Mai employee giving program. This program has run annually since 2007, with FHB employees donating nearly $13 million to local charities during that time. This year was no different. Once again, we had a 98% participation rate, and our employees donated nearly $874,000 to 36 charities in Hawai'i, Guam, and Saipan, exceeding our $700,000 goal. The best part of this is that it is employee run, meaning every dollar donated goes directly to the nonprofits selected by our team.

LEADERSHIP UPDATES

Leadership development continues to be a key to First Hawaiian Bank's success. We were pleased to have Tertia Freas join the Board of Directors for First Hawaiian, Inc. and First Hawaiian Bank. Her deep expertise in accounting and finance and her commitment to community service make her an outstanding addition to our Board.

At year end, we also announced Cameron Nekota's appointment to our Senior Management Committee, as he takes the helm of our Commercial Banking team. Cameron's leadership of FHB's Foundation and his community involvement creates a network that I am confident will contribute to the team's success. Gina Anonuevo, a stalwart on our Senior Management Committee, continues her strong enterprise level leadership and was promoted to Vice Chair and Chief Administrative Officer.

Also at year end, Chris Dods, our Vice Chair and Chief Operating Officer, announced his departure from First Hawaiian Bank. We have benefited tremendously from Chris' leadership in the bank's transformation efforts. We wish him well, as he will always be a part of the FHB family. We will continue to reshape our team to drive the bank forward, while embracing his legacy of innovation and transformation.

LOOKING AHEAD

As we move into 2025, our focus remains on expanding market share, growing deposits, managing expenses, and enhancing customer relationships. The drivers of our strategic plan—data and digital transformation, operational efficiency, and cultural alignment—will continue to propel us forward.

On behalf of the board of directors and leadership team, I extend my deepest gratitude to our employees for their hard work and commitment, to our customers for their trust, and to you, our stockholders, for your continued support. Together, we are building a stronger, more innovative First Hawaiian Bank that will thrive for generations to come.

Aloha,



Bob

Robert S. Harrison
Chairman, President and Chief Executive Officer

The Culture of "Yes"

AT FIRST HAWAIIAN BANK

For over 55 years, First Hawaiian Bank has embraced "Yes" as more than just a tagline, it is a brand promise. This simple yet powerful word defines who we are, how we serve, and how we connect with the communities we proudly call home. Our belief that "It all starts with Yes" is embedded in every aspect of our business, inspiring our actions and fostering meaningful connections.

Our brand promise is tightly aligned with our vision of being the premier relationship bank in the communities we serve. As we work to achieve this goal, we have recognized the need to modernize our approach to relationship banking—not just through new technology, but also by investing in our culture. To that end, we launched a "Power of Yes" culture-shaping initiative focused on aligning our behaviors and strategic drivers with our purpose of creating financial well-being for every generation.

With this effort, we have committed to investing in training, leadership development, and resources that nurture innovation. By strengthening our internal culture, we ensure our employees are well-prepared to deliver impactful solutions. As a result, our clients feel heard, valued, and supported throughout their financial journey.

When our employees understand the impact of "Yes," they pass it on to our customers, creating an organization that thrives both inside and out. This mindset enables us to go beyond expectations and create lasting, more meaningful interactions, whether through digital solutions or in-person engagements. That's why, whether you walk through our doors or interact with us online, you can always count on us to say "Yes" to what matters most —your financial well-being. It's our promise, our culture, and the foundation of everything we do.

2024 BY THE NUMBERS



LOANS & LEASES
a year-end record of $14.4 billion

DEPOSITS
$20.3 billion

TOTAL ASSETS
$23.8 billion

NET INCOME
$230.1 million

STRONG CREDIT QUALITY

Allowance for credit losses $160.4 million, or 1.11% of total loans and leases, as of December 31, 2024.

Total non-performing assets $20.7 million, or 0.14% of total loans and leases and other real estate owned, as of December 31, 2024.



WELL-CAPITALIZED

Total Equity Capital of $2.62 billion is #1 among Hawai'i banks.

Common Equity Tier 1 (CET 1) capital ratio is 12.80%, nearly twice the 6.5% CET 1 ratio required to be "well-capitalized." This ratio is a key measure of a bank's financial strength.

Committed to Return of Capital. The Board maintained the quarterly dividend of $0.26 through 2024 and adopted a maximum $100 million share repurchase program for 2025.[1]

[1] The timing and exact amount of share repurchases, if any, will be subject to management's discretion and various factors, including the Company's capital position and financial performance, as well as market conditions.

FINANCIAL HIGHLIGHTS

FIRST HAWAIIAN, INC.

(dollars in thousands, except per share amounts)	Year Ended December 31,	
	2024	**2023**
INCOME STATEMENT DATA		
Interest income	$ **980,044**	$ 923,579
Interest expense	**357,306**	287,452
Net interest income	**622,738**	636,127
Provision for credit losses	**14,750**	26,630
Net interest income after provision for credit losses	**607,988**	609,497
Noninterest income	**185,803**	200,815
Noninterest expense	**501,189**	501,138
Income before provision for income taxes	**292,602**	309,174
Provision for income taxes	**62,473**	74,191
Net income	$ **230,129**	$ 234,983
Basic earnings per share	$ **1.80**	$ 1.84
Diluted earnings per share	$ **1.79**	$ 1.84
Basic weighted-average outstanding shares	**127,702,573**	127,567,547
Diluted weighted-average outstanding shares	**128,325,865**	127,915,873
OTHER FINANCIAL INFO / PERFORMANCE RATIOS		
Net interest margin	**2.95%**	2.92%
Efficiency ratio	**61.57%**	59.48%
Return on average total assets	**0.96%**	0.95%
Return on average tangible assets (Non-GAAP)[1]	**1.00%**	0.99%
Return on average total stockholders' equity	**9.00%**	10.01%
Return on average tangible stockholders' equity (Non-GAAP)[1]	**14.74%**	17.39%
BALANCE SHEET DATA		
Loans and leases	$ **14,408,258**	$ 14,353,687
Allowance for credit losses for loans and leases	**160,393**	156,533
Interest-bearing deposits in other banks	**912,133**	1,554,882
Investment securities	**5,717,166**	6,296,785
Goodwill	**995,492**	995,492
Total assets	**23,828,186**	24,926,474
Total deposits	**20,322,216**	21,332,657
Total liabilities	**21,210,700**	22,440,408
Total stockholders' equity	**2,617,486**	2,486,066
Book value per share	**20.70**	19.48
ASSET QUALITY RATIOS		
Non-performing assets / total loans and leases and OREO	**0.14%**	0.13%
Allowance for credit losses for loans and leases / total loans and leases	**1.11%**	1.09%
Net charge-offs / average total loans and leases	**0.10%**	0.09%
CAPITAL RATIOS		
Common Equity Tier 1 capital ratio	**12.80%**	12.39%
Tier 1 capital ratio	**12.80%**	12.39%
Total capital ratio	**13.99%**	13.57%
Tier 1 leverage ratio	**9.14%**	8.64%
Total stockholders' equity to total assets	**10.98%**	9.97%
Tangible stockholders' equity to tangible assets (Non-GAAP)[1]	**7.10%**	6.23%

[1] These ratios are Non-GAAP financial measures. For an explanation of how these ratios are computed, see GAAP/Non-GAAP Reconciliation on page 25 of this Annual Report, including Notes (1) through (3) in that section.

NET INCOME (IN MILLIONS)

2024 Net Income: $230.1 million
5-Year Compound Annual Growth Rate: -4.2%



ASSETS (IN BILLIONS)

Total Assets (12/31/24): $23.8 billion
5-Year Compound Annual Growth Rate: 3.4%



DEPOSITS (IN BILLIONS)

Total Deposits (12/31/24): $20.3 billion
5-Year Compound Annual Growth Rate: 4.3%





LOYALTY MATTERS

Coastal Construction Co., Inc. | **Kenneth M. Sakurai**

Since Coastal Construction was incorporated in 1973, it has built more than 34,000 homes under the leadership of President Ken Sakurai. With 373 employees on Oʻahu and Hawaiʻi Island, the company has helped shape the landscape of the islands by creating housing for local residents and military members. For Ken, loyalty has been an essential part of the journey—between leadership and employees, company and bank.

"Through all these years, I firmly believe that loyalty is very important," Ken says. "Coastal has shown its loyalty to First Hawaiian Bank, and First Hawaiian has stuck with Coastal through thick and thin."

Coastal Construction has had a corporate account with First Hawaiian since 1968, when Ken's partner at Sunset Builders, which later merged with Coastal, opened an account at the Kaimukī branch. Ken bought out the partner in 1985 and continued banking at FHB. "Whenever we requested any type of financing, whether it be equipment loans or car loans or anything, they've always been upfront with us and provided their full support," he recalls. "First Hawaiian is truly a bank that says yes."

When the pandemic hit and the company was facing headwinds, FHB helped Coastal get PPP loan forgiveness. "Every team that I've worked with at First Hawaiian Bank has been tremendous," says Ken. In fact, Bob Harrison, who is now the Chairman, President and CEO of First Hawaiian, used to handle Coastal's corporate banking. Ken remembers telling FHB's Tony Guerrero in 2006, "I really believe he's going to be the head of the bank one day."

Sakurai ascribes his own company's success to its loyal employees, some of whom have stayed with Coastal for more than 40 years. For example, one superintendent will be retiring after 47 years upon completing a final project at Koa Ridge. Over the years Coastal has also developed lasting client relationships with companies such as Castle & Cooke, whom Ken has been working with for nearly 45 years.

As he looks to pass on the reins to his son-in-law and Coastal Construction Vice President Les Masutani, who spearheaded the creation of a Hawaiʻi Island division, the most important thing is his legacy of providing lasting jobs for dedicated employees. Says Ken, "I feel a tremendous obligation to these loyal workers."

Ken Sakurai at Koa Ridge's newest Waioha single family home project, part of Coastal Construction's legacy of shaping communities across the islands.



MAKING COMMUNITY PROUD

Foodland | **Jenai Sullivan Wall**

"My father always told us we had a responsibility to support the community that supports us," says Foodland CEO Jenai Sullivan Wall. Opened in 1948 by Maurice J. "Sully" Sullivan, Joanna Lau Sullivan, and See Goo Lau (Jenai's parents and grandmother), the original Foodland location at Market City bucked the trend of farm stalls and mom-and-pop stores for a concept Sully had seen on the mainland—the supermarket. The store was a success, and the company quickly expanded.

In 2016, Foodland had another opportunity, this time at Ala Moana Center where it had recently closed after being a tenant since the center opened in 1959. For Jenai, the chance to return after customers fought hard to have Foodland come back, meant the company needed to exceed expectations and deliver its dream store, an amalgamation of the team's best ideas and discoveries from around the world.

They knew opening such a store would be expensive. "If First Hawaiian Bank didn't believe in us and our vision and support us, this store would not have happened," says Jenai. The result was Foodland Farms Ala Moana, another success. The bank also helped with funding Foodland Farms Pearl City. Today, the company has 29 Foodland and Foodland Farms locations and is the only locally-owned grocer with stores statewide.

"We are grateful to have a banking partner we can trust, one that we can call when we need something, but also one we know will call when they have an idea of how to help," says Jenai. For example, FHB came to Foodland with ideas for processing payments, and the bank is also now the trustee of Foodland's pension plan.

While the world has changed since Foodland first opened, Jenai believes the company has endured because of the values that started with her parents, who made it clear that "serving customers is the most important thing we do."

First Hawaiian's community efforts also inspired Jenai to think about how Foodland might better support the community. To honor her father, the company started "Give Aloha, Foodland's Annual Community Matching Gifts Program" 25 years ago. Since then, the program has raised more than $41 million for Hawai'i nonprofits.

"One of our goals is to make our community proud," says Jenai, and we try to do that through innovation, service, and giving back."

Jenai Sullivan Wall with Emmy Laurin, Fish Manager, 24 years of service, and Mark Natan, Store Director, 13 years of service at Foodland Farms Ala Moana.

FROM BAKERY TO COMMUNITY STAPLE

Moké's Bread and Breakfast | Keola Warren

Moké and Teri Warren met working at Peter's Alpine House in Waikīkī in the 1970s. Through dating and marriage and becoming parents, they stayed in the restaurant industry. A graduate of Kapi'olani Community College's culinary program, Moké worked at the Halekulani Hotel for 15 years as head butcher while Teri waited tables. Then, in 2001, they decided to open a bakery in Kailua. They poured their financial resources into converting a vacant dive bar into a baking facility, getting a loan from First Hawaiian Bank for equipment and materials. After three years, the wholesale business hit a ceiling, and Moké thought: What about a breakfast restaurant?

Since then, Moké's Bread and Breakfast has been a family affair while becoming a beloved brunch destination. Keola Warren, Moké and Teri's son, waited tables and washed dishes while at University of Hawai'i at Mānoa alongside his sister. The restaurant's pancake recipe is the same one his grandmother made every Sunday in his childhood.

Eventually, Keola became the restaurant's brand manager. He also helped bring local ingredients to the kitchen including beef, eggs, vegetables, and coffee. Next, he pitched a location in his Kaimukī neighborhood. "We looked for a couple of years, and when we found one it went fairly quickly—First Hawaiian made sure we had what we needed financially to take that plunge," Keola recalls. "That was a huge step for us."

In 2024, Keola took over the business from his parents, which required ensuring they had a smooth transition into retirement while also onboarding new managers. According to Keola, everything went well with the support of FHB, which made sure there was still cash flow for the business while getting through the nitty-gritty of future planning and retirement.

Keola's newest project is a beer bar, which will be opening soon next to Moké's in Kaimukī with the support of a small business loan from FHB. There will be local beers on tap and a menu featuring local ingredients. As always, family is a throughline. "There's a lot of nostalgia," Keola says. "Even though my grandma never worked in the restaurant, a lot of the recipes came from her. The new project is going to have some design elements that will pay homage to her as well."



Keola Warren at Moké's Bread and Breakfast in Kaimukī, surrounded by their delicious brunch offerings, a family tradition rooted in love and nostalgia.

BREWED WITH ALOHA

Shaun Peck

Shaun Peck's company, Paradise Ciders, started as a business plan drafted on a napkin with co-founder and co-owner Kasey Sulheim. Both were bartenders in Waikīkī, where they received regular requests for local hard cider, which Peck already happened to be brewing in his garage. Together the two dedicated themselves to making cider featuring local flavors, and within two years, they had leased a small location in Kalihi. They soon found success selling draft cider and kegs, and in 2019, were ready to start canning their product. But when their bank wouldn't give them a loan for a canning machine, Peck reached out to First Hawaiian Bank.

"First Hawaiian saw something in us, saw that if we help them buy this equipment, they're gonna be able to grow," Peck recalls. The timing couldn't have been better, because the pandemic soon hit, and Paradise Ciders was able to pivot its entire business to cans. FHB also helped Paradise Ciders get PPP funding. "They looked after us and made sure we were getting as much as we possibly could to stay afloat," Peck recalls.

Because of this experience, Peck decided to transfer his personal banking from where he had been since he was 16 years old to First Hawaiian. Now, his wife's personal banking is also with FHB, and they turned to the bank for an auto loan when they were expecting a second child and needed a larger vehicle. Peck, who has traveled the world, is happy to be raising his kids in Hawai'i Kai, where he also grew up. The first flavor of Paradise Ciders, "lei'd back liliko'i," was inspired by the fruit he often found hiking in his youth.

In 2022, Paradise Ciders opened its flagship location in Mililani, where guests enjoy its signature hard ciders, hard seltzers, and seasonal flavors. As of January 2025, Paradise Ciders has produced 1.38 million cans. It also recently moved to a much larger warehouse and took out its biggest loan yet, once again from FHB, for a centrifuge, which will enable the company to quadruple its production and make its product shelf stable. Says Peck, "Because of First Hawaiian, we are in business today."



Shaun Peck, co-founder of Paradise Ciders, stands proudly in his expanded brewery, a testament to the company's journey from garage brewing to a thriving business. What started as a local hard cider dream now produces 1.38 million cans, with flavors that celebrate the spirit of Hawai'i.

MAKING MEMORIES

Kūhiō and Claire Asam

Over the years, Claire and Kūhiō Asam's family has grown, as have their financial resources and ability to support the community. They refer to their financial approach as the Three Ss, or "Save, Spend, and Share." This was taught to their grandsons who have been encouraged to have three jars, each with an S. Inspired by First Hawaiian Bank, the Asams added a fourth S to that list: Strategic.

Kūhiō and Claire's first banking experiences were savings accounts initiated at an early age when bank representatives went to public elementary schools. Their passbooks from that period show that they were in the first or second grades, and their first joint account with FHB was started in 1973. Kūhiō's first job after high school, in the summer of 1970, was at FHB's Moanalua branch.

The Asams met at Kamehameha Schools. They headed separate ways for college until Claire transferred to be closer to Kūhiō. "I think we're a good team," says Kūhiō. "We're a partnership." Together they moved back to Hawai'i, got married, saved up to purchase a home, and raised two sons while pursuing doctoral degrees. They have since shared their resources by initiating several scholarships to advance educational opportunities for others.

For over 50 years they have banked at FHB, but it wasn't until 18 years ago that the idea of "strategic" entered their financial discussions. That is when their banking team had them entertain conversations about future planning and financial goals. The team connected them to a lawyer, helped them formulate trusts, and consolidated their various investment and retirement accounts. "We're fortunate to have progressively developed financial resources, and the bank has certainly helped grow them," says Claire. "I don't think we could have done it on our own."

Then the team asked the couple: "What are your goals?" The Asams had always been comfortable with their conservative spending, so they didn't have an immediate answer. Upon reflection, they thought of their grandsons and desires to make lasting memories. With that in mind, they have travelled with their grandsons to explore the world's wonders and experience special moments together. "Trust in the bank has made it easy for us to confidently make financial decisions to save, spend, and share," says Kūhiō. "As a strategic partner, First Hawaiian has helped us achieve our goal of making memories."



Kūhiō and Claire Asam at home, where their love of family begins, and lasting memories enhanced by First Hawaiian Bank's strategic financial planning are enjoyed.

17

INVESTED IN COMMUNITY

In 2024, the First Hawaiian Bank Foundation donated nearly $2 million to 69 community organizations throughout Hawai'i, on Guam and the Commonwealth of The Northern Mariana Islands.

"As a corporation, we have a responsibility to deeply understand what is affecting our communities," says Cameron Nekota, President of the First Hawaiian Bank Foundation and Executive Vice President Commercial Banking & Bank Properties Group at FHB.

"The foundation strategically supports programs that will strengthen and enhance our communities, whether that's through essentials like housing or through cultural enrichment."







Specifically, the foundation focuses on supporting programs that meet human services needs, provides educational opportunities, serve children and youth, improve access to healthcare, and enrich lives through culture and the arts. Its top donation was made in response to the ongoing human services needs of those impacted by the Lahaina wildfire. The $250,000 the foundation contributed to Hawaiʻi Community Lending was done in partnership with Holomua Collective and Hawaiʻi Community Foundation and received a 3:1 matching grant from Federal Home Loan Bank of Des Moines. The purpose of this effort was to provide homeowners impacted by the fires with support to stabilize mortgage payments and navigate insurance reimbursements while working towards rebuilding.

Another organization that received a donation from the foundation is the Youth Impact Program, which helps at-risk middle school students develop leadership and academic skills in partnership with local universities and the military. FHB was the program's first ever sponsor, committing to a three-year total of $150,000.

FHB also donated to Kapiʻolani Health Foundation, Blood Bank of Hawaiʻi, and Aloha United Way, all of which are organizations with deep commitments and important services in the islands. For instance, Kapiʻolani Health Foundation supports Kapiʻolani Medical Center for Women and Children, a non-profit medical center that depends on community contributions to create a healthier Hawaiʻi, including the state's only dedicated bone marrow collection and transplant site for children. The health and wellbeing of the communities it serves is important to FHB, which is reflected in these generous contributions.

In step with the foundation, current and former employees of FHB continued to contribute generously to the community through the bank's annual employee giving campaign, Kōkua Mai. In 2024, 98% of employees donated to the tune of $873,987 to local charities in the month of October. They also volunteered over 31,200 hours throughout the year. Said Bob Harrison, FHB Bank Chairman, President, and Chief Executive Officer, "As a bank that cares deeply for our community, it's wonderful to see our contributions create impact, year after year, for such a broad range of nonprofit organizations and community groups who are dedicated to helping others in need."

CONSOLIDATED STATEMENTS OF INCOME

FIRST HAWAIIAN, INC.

(dollars in thousands except per share amounts)	Year Ended December 31, 2024		2023	
INTEREST INCOME				
Loans and lease financing	$	**805,941**	$	748,053
Investment securities		**123,682**		147,738
Other		**50,421**		27,788
Total interest income		**980,044**		923,579
INTEREST EXPENSE				
Deposits		**335,717**		258,221
Short-term and long-term borrowings		**19,988**		26,289
Other		**1,601**		2,942
Total interest expense		**357,306**		287,452
Net interest income		**622,738**		636,127
Provision for credit losses		**14,750**		26,630
Net interest income after provision for credit losses		**607,988**		609,497
NONINTEREST INCOME				
Service charges on deposit accounts		**31,090**		29,647
Credit and debit card fees		**64,401**		63,888
Other service charges and fees		**45,862**		37,299
Trust and investment services income		**38,306**		38,449
Bank-owned life insurance		**17,861**		15,326
Investment securities (losses) gains, net		**(26,171)**		792
Other		**14,454**		15,414
Total noninterest income		**185,803**		200,815
NONINTEREST EXPENSE				
Salaries and employee benefits		**235,565**		225,755
Contracted services and professional fees		**60,912**		66,423
Occupancy		**28,971**		29,608
Equipment		**53,902**		45,109
Regulatory assessment and fees		**19,091**		32,073
Advertising and marketing		**7,719**		7,615
Card rewards program		**33,831**		31,627
Other		**61,198**		62,928
Total noninterest expense		**501,189**		501,138
Income before provision for income taxes		**292,602**		309,174
Provision for income taxes		**62,473**		74,191
Net income	$	**230,129**	$	234,983
Basic earnings per share	$	**1.80**	$	1.84
Diluted earnings per share	$	**1.79**	$	1.84
Basic weighted-average outstanding shares		**127,702,573**		127,567,547
Diluted weighted-average outstanding shares		**128,325,865**		127,915,873

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

CONSOLIDATED BALANCE SHEETS

FIRST HAWAIIAN, INC.

	At December 31,	
(dollars in thousands)	**2024**	**2023**
ASSETS		
Cash and due from banks	$ 258,057	$ 185,015
Interest-bearing deposits in other banks	912,133	1,554,882
Investment securities	5,717,166	6,296,785
Loans and leases	14,408,258	14,353,687
Less: allowance for credit losses	160,393	156,533
Net loans and leases	14,247,865	14,197,154
Premises and equipment, net	288,530	281,461
Accrued interest receivable	79,979	84,417
Bank-owned life insurance	491,890	479,907
Goodwill	995,492	995,492
Mortgage servicing rights	5,078	5,699
Other assets	831,996	845,662
Total assets	**$ 23,828,186**	**$ 24,926,474**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Interest-bearing	$ 13,347,068	$ 13,749,095
Noninterest-bearing	6,975,148	7,583,562
Total deposits	20,322,216	21,332,657
Short-term borrowings	250,000	500,000
Retirement benefits payable	97,135	103,285
Other liabilities	541,349	504,466
Total liabilities	21,210,700	22,440,408
Stockholders' equity		
Common stock	1,417	1,413
Additional paid-in capital	2,560,380	2,548,250
Retained earnings	934,048	837,859
Accumulated other comprehensive loss, net	(463,994)	(530,210)
Treasury stock	(414,365)	(371,246)
Total stockholders' equity	2,617,486	2,486,066
Total liabilities and stockholders' equity	**$ 23,828,186**	**$ 24,926,474**

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.



LOANS AND LEASES (IN BILLIONS)

Total Loans & Leases (12/31/24): $14.4 billion
5-Year Compound Annual Growth Rate: 1.8%

2019	$13.2
2020	$13.3
2021	$13.0
2022	$14.1
2023	$14.4
2024	$14.4



DIVERSIFIED LOAN & LEASE PORTFOLIO

As of 12/31/24

- **7%** Consumer
- **16%** Commercial
- **37%** Residential Real Estate
- **37%** Commercial Real Estate
- **3%** Other



The Rewards of Innovation

Deepening Digital Relationships

As a bank rooted in relationships in the Information Age, First Hawaiian Bank has recognized the importance of building a digital foundation to create the best possible online and in-person customer experiences while optimizing productivity.

This began with the bank's core conversion, which centralized its core data in a cloud-based platform and has become the foundation for advancements that are deepening relationships with customers and increasing the bank's profitability. Examples include the implementation of Q2 as our online banking platform, which allows FHB to customize its customer experience based on market-driven opportunities, a new CRM, and a data and enterprise analytics platform, which is making our core data more accessible and actionable.

Customizing Online Banking

With the adoption of customizable online banking platform Q2, First Hawaiian now has the ability to quickly respond to market trends and customer signals by developing its own efficient and easy-to-use features. For instance, 2024 saw the maturation of 1-year CDs, and in response, FHB created a quick renewal application that improved customer retention. Additionally, seeing online banking as a mechanism to grow its deposit base and meet customer needs, the bank created a dynamic deposit application that has made the new deposit account opening process easier and faster. These applications have resulted in online banking becoming the fastest growing channel for new deposit account openings across the bank in 2024.

Enhancing Data to Elevate the Customer Experience

As part of our digital transformation, First Hawaiian Bank has implemented Salesforce Financial Services Cloud to enhance customer relationships and drive smarter, more personalized banking experiences. This investment enables our teams to gain a 360-degree view of customer needs, streamline interactions across channels, and deliver proactive financial guidance. By leveraging data-driven insights and automation, we are strengthening relationships, improving efficiency, and ensuring that every customer—whether engaging digitally or in person—receives the highest level of service and support.

Gaining Insight Through Analytics

First Hawaiian Bank has launched a centralized data and analytics platform powered by Snowflake and ThoughtSpot. This investment enhances our ability to harness real-time data, providing deeper insights that drive smarter decision-making and more personalized customer experiences. ThoughtSpot's query system makes data easily accessible across the organization, allowing employees to ask questions in natural language and instantly receive actionable insights. By unifying data and enabling intuitive, self-service analytics, we are improving operational efficiency, streamlining reporting, and empowering teams to make faster, data-driven decisions.



OUR ESG STRATEGIES

At First Hawaiian, we continue to foster inclusive social practices and uphold the highest standards of governance. Our ESG strategies reflect our core values and ensure a resilient future for generations to come. We invite you to join us in advancing a socially responsible path, strengthening the communities we serve, and fostering positive change for generations ahead.

GOVERNANCE

Values-Based Governance
Core Values of Caring, Character and Collaboration



2,019 employees
1,260 women (62%)
759 men (38%)

24.3% of employees hold management positions, with 57% of those positions occupied by women and 43% by men.

Of the 2,019 employees (as of 12/31/24), **13.9%** of total employees are women in management roles, **10.4%** of total employees are men in management roles.







SOCIAL

▸ Employees and retirees donated **$873,988 raised** in 2024 to 36 charities in Hawai'i, Guam, and Saipan through Kōkua Mai, the bank's employee giving campaign

▸ **98% participation rate** in Kōkua Mai

▸ **Nearly $13 million** donated through Kōkua Mai since its inception

ENVIRONMENTAL



Photovoltaic use on branch buildings

50%
Bus pass subsidy for all employees



Paper recycling in all facilities

1,960
POUNDS
E-waste collected



strive

AWARD-WINNING TALENT
DEVELOPMENT PROGRAM OPEN
TO ALL EMPLOYEES

12 leadership development programs
offered to employees.

Access to 20,000+ online learning
courses through FHB's Online Learning
Center and LinkedIn Learning.

PHILANTHROPY

**$4.2 million donated to more than
200 charities in our local community.**

▶ Health & Human Services

▶ Education

▶ Civic & Community

▶ Arts & Culture





Electric vehicle
charging stations

**Monthly Recycling
Average Collection:**

866 lbs. of office paper and
325 lbs. of glass and bottles

GAAP/NON-GAAP RECONCILIATION

Return on average tangible assets, return on average tangible stockholders' equity and tangible stockholders' equity to tangible assets are Non-GAAP financial measures. We believe that these financial measures are useful for investors, regulators, management and others to evaluate financial performance and capital adequacy relative to other financial institutions. Although these Non-GAAP financial measures are frequently used by shareholders in the evaluation of a company, they have limitations as analytical tools and should not be considered in isolation or as a substitute for analyses of results as reported under GAAP.

Note (1): Return on average tangible assets is a Non-GAAP financial measure. We compute our return on average tangible assets as the ratio of net income to average tangible assets. We compute our tangible assets by subtracting (and thereby effectively excluding) amounts related to the effect of goodwill from our average total assets.

Note (2): Return on average tangible stockholders' equity is a Non-GAAP financial measure. We compute our return on average tangible stockholders' equity as the ratio of net income to average tangible stockholders' equity. We compute our tangible stockholders' equity by subtracting (and thereby effectively excluding) amounts related to the effect of goodwill from our average total stockholders' equity.

Note (3): Tangible stockholders' equity to tangible assets is a Non-GAAP financial measure. We compute our tangible stockholders' equity to tangible assets as the ratio of tangible stockholders' equity to tangible assets.

For further information on these measures, including a reconciliation to the most directly comparable GAAP measure, refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the Securities and Exchange Commission.

SENIOR MANAGEMENT

LEFT TO RIGHT:

James M. Moses
Vice Chair & Chief Financial Officer

Gina O.W. Anonuevo
Vice Chair & Chief Administrative Officer

Robert S. Harrison
Chairman, President &
Chief Executive Officer

Lea M. Nakamura
Executive Vice President & Chief Risk Officer

Joel E. Rappoport
Executive Vice President
General Counsel & Corporate Secretary

Darlene N. Blakeney
Executive Vice President &
Chief Lending Officer

Cameron W. Nekota
Executive Vice President
Commercial Banking & Bank Properties Group

Alan H. Arizumi
Vice Chair
Wealth Management Group

Neill A. Char
Vice Chair
Retail Banking Group

SENIOR OFFICERS

First Hawaiian Bank

EXECUTIVE VICE PRESIDENTS

Derek A. Baughman
Chief Information Officer

Dean C. Duque
Branch Banking Division

Calvin K. Hangai
Chief Accounting Officer

Kristi N. Lefforge
Chief Audit Executive

Todd T. Nitta
Dealer Division

Stephen K. Rodgers
Chief Investment Officer

Michael A. Tottori
Wealth Advisory Division

Mark R. Troske
Chief Technology Officer

Brian H. Uemori
Chief Credit Officer

Edward G. Untalan
Guam & CNMI Region Office

William L. Weeshoff
Chief Marketing Officer

SENIOR VICE PRESIDENTS

Joanne H. Arizumi
Corporate Banking Division

Charles C. Barbata
Corporate Banking Division

Brian K. Brennan
Commercial Real Estate Division

Stephen A. Brock
Private Banking Division

Martha L. Camacho
Pearlridge Banking Center

Derek A. Chang
Corporate Banking Division

Edwin K. Char
Enterprise Operations
Services Division

Joely A.A. Chung
Operational Risk Division

Rachel I. Cunningham
Retail Planning Division

Jason K. Dang
Digital Banking & Services Division

Darian H. DeSellem
Wealth Management
Service Center

Sudeera Dissanayake
IT Infrastructure Department

Shirley M. Durham
Enterprise Operations
Services Division

Jodie M. Duvall
Wealth Advisory Division

Charles K. Erskine
Hawaiʻi Region Office

Ross G. Fujii
Chief BSA Officer

Shyla C. Fukushima
Consumer Product
Compliance Department

Stephané Goachet
Data Governance Department

John K. Guerri
Personal Trust Division

Jason H. Haruki
Institutional Advisory Services

Kevin S. Haseyama
Finance Group

Jeffrey N.M. Higashi
Commercial Banking Group

Gregg M. Hirano
Card Services Division

Sonja P.H. Hirasuna
Financial Reporting,
Planning & Analysis

Alyssa S.N. Hostelley
Business Services Division

Jodi R. Inoue
Digital Banking & Services Division

Jeffrey K. Inouye
First Hawaiian Leasing, Inc.

Stephen E.K. Kaaa
Waikīkī Banking Center

Greg M. Kagawa
Leasing Administration

Leland K. Kahawai
Kauaʻi Region Office

Courtney S. Kajikawa
Personal Trust Division

Robin M. Kaneshiro
Credit Administration Division

Ben Kashiwabara
Commercial Income
Property Department

Mark D. Kobayashi
Application Services Department

Carole M. Lau
Commercial Real Estate Division

Malcolm D. Lau
Retail Planning Division

James W. Lawhn
Chief Fiduciary Officer

Michael P. Lawrence Gallagher
Data Product Delivery

Macy Ann U. Lee
Business Services Division

Martha A. Lee
Private Banking Division

Tricia K.F. Lee
Chief Compliance Officer

George C.K. Leong, Jr.
Commercial Real Estate Division

Jonathan C. Lucina
Consumer Product
Operations Department

Raoul R. Magana
Consumer Products Division

Rachel A. Mikulec
Change Management Office

Shari Ann K.S. Minato
Service Delivery Division

Martha E. Morgan
Personal Trust Division

Laura K. Morikuni
Human Resources Group

Jody J. Mukaigawa
Corporate Banking Division

Dean M. Murakami
Institutional Advisory Services

Linda C.L.F. Nakamura
Residential Fulfillment Center

Michael T. Nishida
Enterprise Information
Security Department

Sherri-Ann Y. Okinaga
Organizational Effectiveness
Division

Isaac M. Okita
Treasury & Investment Division

Carol M. Ono
Workforce Services Division

Peter T. Ono
Collection & Recovery Center

Mark F. Oyadomori
Wealth Advisory Division

Adam P. Palmer
Chief Information Security Officer

Rosemary Y. Peh
Enterprise Data & Analytics

Bard E. Peterson
Commercial Banking Group

Kaiuwailani H. Pettigrew
Risk Management Group

Raymond W. Phillips
Investment Services Department

David K. Rair
Legal & Corporate Services Group

Claire S. Rufino
Credit Analytics
& Reporting Department

Benjamin J. Schuster
Engineering Technologies

Alethea A. Seto
Organizational Effectiveness
Division

Gregory J. Sitar
Main Banking Center

Jerelyn A. Sullivan
Institutional Advisory Services

Lynn M. Takahashi
Private Banking Division

Michael G. Taylor
Wealth Advisory Division

Lisa A. Tomihama
Maui Region Office

Stacy K. Tomuro
Commercial Real Estate Division

Jaylene S.L. Tsukayama
Call Center

Ryan S. Ushijima
Chief Trust Compliance Officer

Dean B. Uyeda
Commercial Banking Group

Jeffrey S. Ventura
Residential Real Estate Division

Vernon Y.C. Wong
Wealth Advisory Division

Danielle S.N. Yafuso
Branch Properties Department

Eric B. Yee
Private Banking Division

Terence C.Y. Yeh
Credit Administration Division

Eliza E. Young
Credit Department

Winton D.C. Young
Institutional Advisory Services

First Hawaiian Leasing, Inc.

Robert S. Harrison
Chairman

Darlene N. Blakeney
Chief Executive Officer

Jeffrey K. Inouye
President

Bishop Street Capital Management Corporation

Stephen K. Rodgers
Chairman, Chief Executive Officer,
Chief Investment Officer

Stephanie C. Nomura
President and
Senior Portfolio Manager

Ryan S. Ushijima
Senior Vice President and
Chief Compliance Officer

First Hawaiian Bank Foundation

Robert S. Harrison
Chairman

Cameron W. Nekota
President



KAUA'I (5)
Lihu'e

O'AHU (27)
Kailua
Honolulu

MAUI (5)
Wailuku


GUAM (3)
Hagatna



HAWAI'I (7)
Hilo
Kailua-Kona


SAIPAN (1)

THE **48 BRANCHES** *of*
FIRST HAWAIIAN BANK

BOARDS OF DIRECTORS

■ First Hawaiian, Inc. Board of Directors
▲ First Hawaiian Bank Board of Directors

Robin K. Campaniano ▲
President and Chief Executive Officer (Retired),
AIG Hawaii Insurance Company

W. Allen Doane ▲
Chairman and Chief Executive Officer (Retired),
Alexander & Baldwin, Inc.

Tertia M. Freas ■▲
Executive Director
The Clarence T.C. Ching Foundation

Michael K. Fujimoto ■▲
Chairman Emeritus (Retired),
HPM Building Supply

Robert S. Harrison ■▲
Chairman, President, and Chief Executive Officer,
First Hawaiian Bank

Robert P. Hiam ▲
President and Chief Executive Officer (Retired),
Hawaii Medical Service Association

Donald G. Horner ▲
Chairman and Chief Executive Officer,
Grove Farm Corporation

Partner,
Malu Investments

Faye W. Kurren ■▲
President and Chief Executive Officer (Retired),
Hawaii Dental Service

Leighton S.L. Mau ▲
President and Chief Executive Officer,
Waikiki Business Plaza, Inc.

James S. Moffatt ■▲
Vice Chairman and Global CEO (Retired),
Deloitte Consulting

Mark M. Mugiishi ■▲
President and Chief Executive Officer,
Hawaii Medical Service Association

Mark K. Teruya ▲
Chairman and Chief Executive Officer (Retired)
Armstrong Produce, Ltd.

Kelly A. Thompson ■▲
Senior Vice President and Chief Operating Officer (Retired),
Walmart eCommerce

Allen B. Uyeda ■▲
Chief Executive Officer (Retired),
First Insurance Company of Hawaii, Ltd.

Vanessa L. Washington ■▲
Senior Executive Vice President, General Counsel and Secretary (Retired)
Bank of the West

C. Scott Wo ■▲
Owner/Executive Team,
C. S. Wo & Sons, Ltd.

Albert M. Yamada ▲
Vice Chairman, Chief Financial Officer, Chief Administrative Officer and Secretary (Retired),
First Hawaiian Bank

First Hawaiian's Vision

Empowering our employees, customers and communities to help them prosper.

Our Mission

Bringing together our people, culture and technology to deliver personalized financial solutions to meet our customers' needs.

Our Core Values

We live by our values of **Caring**, **Character** and **Collaboration** with a growth mindset to perform well and improve every day.

CARING

We value relationships over transactions. We treat people with dignity and respect. We serve each other, our customers and our community.

CHARACTER

We act with integrity. We take responsibility for our actions. We are not afraid to take risks and learn from our mistakes.

COLLABORATION

We achieve our best results when we work together. We value others' viewpoints and draw strength from diversity. We share credit when things go well and accept responsibility when things don't go well.





First Hawaiian, Inc.

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

First Hawaiian, Inc.
999 Bishop Street, Honolulu, Hawai'i 96813

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005

COMMON STOCK LISTING: FHB

The common stock of First Hawaiian, Inc. is traded on the Nasdaq Global Select Market under the ticker symbol FHB.

INQUIRIES

Shareholders with questions about stock transfer services or shareholdings may contact Equiniti Trust Company, LLC, by calling (800) 937-5449, visiting https://equiniti.com/us/ast-access or via email at HelpAST@equiniti.com. Beneficial stockholders with shares held by a broker in the name of a brokerage house should contact their broker.

Investor Relations Contact:
Kevin Haseyama | (808) 525-6268 | ir@fhb.com

Media Contact:
Lindsay Chambers | (808) 525-6254 | lchambers@fhb.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may", "might", "should", "could", "predict", "potential", "believe", "expect", "continue", "will", "anticipate", "seek", "estimate", "intend", "plan", "projection", "would", "annualized" and "outlook", or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may not prove to be materially different from the results expressed or implied by the forward-looking statements. For a discussion of some of these risks and important factors that could affect our future results and financial condition, see our U.S. Securities and Exchange Commission ("SEC") filings, including, but not limited to, our Annual Report on Form 10-K for the year ended December 31, 2024.